UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36576

Marinus Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

c/o Immedica Pharma AB
Solnavägen 3H, 113 63 Stockholm, Sweden

+46 (0) 8 533 39 500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note:  Effective February 11, 2025, Matador Subsidiary, Inc., a Delaware corporation, which is a wholly owned subsidiary Immedica Pharma AB, a corporation organized and existing under the laws of Sweden, was merged with and into Marinus Pharmaceuticals, Inc., a Delaware corporation, with Marinus Pharmaceuticals, Inc. continuing as the surviving corporation and a wholly owned subsidiary of Immedica Pharma AB.

Pursuant to the requirements of the Securities Exchange Act of 1934, Marinus Pharmaceuticals, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Marinus Pharmaceuticals, Inc.

Date: February 21, 2025	By:	/s/ Anders Edvell
Anders Edvell
Chief Executive Officer